Suite 1500 - 625 Howe St. Vancouver, BC Canada, V6C 2T6 604-684-1175 www.panamericansilver.com

Exhibit 99.5

Pan American Silver Announces Unaudited Net Earnings of $0.23 per Share for Q2 2017
Guidance for 2017 Costs Reduced

All amounts are expressed in US$ unless otherwise indicated. Financial information is based on International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.
This news release refers to measures that are not generally accepted accounting principle ("Non-GAAP") financial measures, including cash costs per payable ounce of silver, all-in sustaining costs per silver ounce sold, adjusted earnings and total debt. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
Vancouver, B.C. - August 9, 2017 - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAAS) (“Pan American”, or the “Company”) today reported unaudited net earnings of $36.0 million ($0.23 basic earnings per share) for the second quarter ended June 30, 2017 (“Q2 2017”) compared with $34.2 million ($0.22 basic earnings per share) in the second quarter of 2016 ("Q2 2016"). Adjusted earnings were $22.3 million ($0.15 basic adjusted earnings per share) compared with $18.0 million ($0.12 basic adjusted earnings per share) in Q2 2016.
“Pan American operations generated strong earnings in the quarter on revenues that topped $200 million. Silver production is on pace to achieve our annual targeted range, while costs are tracking well below. We have now reduced our estimate for cash costs and AISCSOS in 2017 by 14% and 10%, respectively, from the mid-point of our original guidance,” said Michael Steinmann, President and Chief Executive Officer of the Company. “The longer term outlook for operations is also encouraging with excellent progress on our mine expansions in Mexico and our two new projects in Argentina. Throughput at La Colorada achieved design rates of 1,800 tonnes per day in June, six months ahead of plan. At Dolores, commissioning of the new pulp agglomeration plant has begun and the underground mine has been delivering low-grade development muck to the heap. As we saw during Q2 with La Colorada, these expansions improve our operating margins through growth in low-cost production."

Highlights for Q2 2017:

•
Silver production of 6.30 million ounces was similar to the 6.33 million ounces produced in Q2 2016. Quarter-over-quarter, production increased at La Colorada and Manantial Espejo, declined at Alamo Dorado and San Vicente, and was essentially consistent at Dolores, Morococha and Huaron.

•
Gold production was 37.7 thousand ounces compared with 48.4 thousand ounces in Q2 2016. The decrease was primarily the result of lower ore grades at Manantial Espejo and Dolores together with the shutdown of Alamo Dorado operations.

•
Revenue was up 5% to $201.3 million from $192.3 million reported in Q2 2016, reflecting higher realized metal prices and lower direct selling costs, partially offset by an increase to negative settlement adjustments on concentrate shipments and lower quantities of gold and copper sold. The biggest impact on revenues came from a 2% increase in realized silver prices and a 33% increase in realized zinc prices quarter-over-quarter.

•
Consolidated cash costs per payable ounce of silver, net of by-product credits ("Cash Costs") were $5.71 in Q2 2017 compared with $5.57 recorded in Q2 2016, reflecting a decrease in by-product credits partially offset by lower consolidated direct operating costs. Cash Costs for the six months ended June 30, 2017 ("H1 2017") were 8% below the low end of management's 2017 annual guidance range; accordingly, management has revised its guidance for 2017 annual Cash Costs to $5.50 to $6.50 per ounce from original guidance of $6.45 to $7.45 per ounce.

•
Consolidated All-In Sustaining Costs per Silver Ounce Sold (“AISCSOS”) were $10.73 in Q2 2017 compared with $11.31 in Q2 2016. AISCSOS for H1 2017 of $11.66 were closer to the low end of management's 2017 annual guidance range of $11.50 to $12.90; accordingly, management has lowered the annual 2017 AISCSOS guidance to $10.50 to $11.50.

PAN AMERICAN SILVER CORP. 1

•
Net cash generated from operating activities was $42.9 million compared with $66.0 million in Q2 2016. The decrease reflects a $20.7 million change in working capital and a $10.2 million increase in taxes paid.

•	Net earnings were $36.0 million ($0.23 basic earnings per share) compared with $34.2 million ($0.22 basic earnings per share) in Q2 2016.

•	Adjusted earnings were $22.3 million ($0.15 basic adjusted earnings per share) compared with $18.0 million ($0.12 basic adjusted earnings per share) in Q2 2016.

•
Strong liquidity and working capital position. The Company exited Q2 2017 with cash and short-term investment balances of $198.2 million, after directing $7.5 million towards the acquisition of the Cap-Oeste Sur Este ("COSE") project. At June 30, 2017, the Company had working capital of $429.6 million, $263.8 million available under its revolving credit facility, and total debt outstanding of $46.7 million.

•
Capital expenditures totaled $41.8 million in Q2 2017, including approximately $16.7 million of project capital; this is a decrease from Q2 2016 capital expenditures of $52.8 million, which included $28.0 million of project capital. Pan American is increasing its estimate for 2017 project capital to total $73.5 million to $78.5 million, with the increase largely directed to advancing the Joaquin and COSE projects.

•
On the Dolores expansion, the Company completed construction of the pulp agglomeration plant and commenced commissioning. Development of the underground mine also progressed, and remains on track for the initial stope ore mining to begin before the end of 2017.

•
On the La Colorada expansion, development of the underground mine advanced ahead of plan, achieving the targeted 1,800 tonnes per day mining and processing rates during the last month of Q2 2017. As well, the new power line was energized.

•
The Company has closed its acquisition of 100% of the COSE project, originally announced on April 25, 2017. The remaining $7.5 million payment necessary to complete the purchase will be payable either 12 months after the closing date, or upon the commencement of commercial production of COSE, whichever is the earlier. During H1 2017, Pan American acquired the COSE and Joaquin projects, both high-grade silver deposits offering synergies with the Company's Manantial Espejo mine in the Santa Cruz province of Argentina.

•
At the Joaquin project, the Company has initiated a 6,200 metre drill program and engineering analysis to determine the quantity of potentially economic material that could be trucked to the Manantial Espejo processing plant for treatment. We expect to complete a Preliminary Economic Assessment on the project by year-end.

•
For the COSE project, the Company plans to invest $23.9 million to construct an underground mine (excludes the final $7.5 million project acquisition payment referenced above). The project envisions an underground decline ramp, with the first stoping area being encountered towards the end of 2018 after 1.0 kilometre of development. The material mined will be trucked to our Manantial Espejo plant for processing at a rate of approximately 200 tonnes per day for 18 months. On average, the project is expected to produce approximately 112,000 ounces of silver and 2,300 ounces of gold per month. The estimated internal rate of return on the total investment, including $15 million of acquisition costs, is 18% assuming a flat silver price of $18.50 per ounce and a flat gold price of $1,300 per ounce. The results of this preliminary economic assessment are preliminary in nature in that they include inferred mineral resources that are considered to be too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the assessment will be realized. Mineral resources that are not mineral reserves have no demonstrated economic viability.

•
A quarterly cash dividend of $0.025 per common share, approximately $3.8 million in aggregate cash dividends, has been approved by the Board of Directors. The dividend will be payable on or about Friday, September 1, 2017, to holders of record of Pan American’s common shares as of the close on Monday, August 21, 2017. Pan American's dividends are designated as eligible dividends for the purposes of the Income Tax Act (Canada). As is standard practice, the amounts and specific distribution dates of any future dividends will be evaluated and determined by the Board of Directors on an ongoing basis.

PAN AMERICAN SILVER CORP. 2

Consolidated Financial Results

Unaudited in thousands of U.S. Dollars, except per ounce and per share amounts	Three months ended June 30,
	2017	2016
Revenue	201,319	192,258
Mine operating earnings	44,782	44,730
Net earnings for the period	36,011	34,226
Adjusted earnings for the period(1)	22,271	18,017
Net cash generated from operating activities	42,906	66,019
All-in sustaining cost per silver ounce sold(1)	10.73	11.31
Net earnings per share attributable to common shareholders (basic)	0.23	0.22
Adjusted earnings per share attributable to common shareholders (basic)(1)(2)	0.15	0.12
(1) Adjusted earnings and all-in sustaining costs per silver ounce sold are non-GAAP measures. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
(2) The impact of the unrealized foreign exchange rate changes on deferred income tax balances has been added as a new adjusting item, along with a modification in the quantification of the estimated effect of taxes. For comparative purposes, Q2 2016 adjusted earnings have been recalculated and are thus different from those originally reported. The effect of these new adjusting items on Q2 2016 adjusted earnings was a decrease of $1.9 million from that originally reported, resulting in adjusted earnings per share being reduced by $0.01.

PAN AMERICAN SILVER CORP. 3

Consolidated Operational Results

	Three months ended June 30, 2017			Three months ended June 30, 2016
	Production		Cash Costs(1) $	Production		Cash Costs(1) $
	Ag (Moz)	Au (koz)		Ag (Moz)	Au (koz)
La Colorada	1.73	0.94	3.38	1.37	0.67	7.66
Dolores	1.04	22.44	0.12	0.97	25.36	(0.64)
Alamo Dorado	0.26	0.69	11.18	0.53	2.34	13.54
Huaron	0.90	0.44	2.24	0.95	0.23	5.70
Morococha (2)	0.63	1.03	(2.35)	0.58	0.59	1.35
San Vicente (3)	0.77	0.12	14.02	1.14	n/a	12.27
Manantial Espejo	0.98	12.05	15.11	0.78	19.20	(2.40)
TOTAL	6.30	37.71	5.71	6.33	48.38	5.57
Totals may not add up due to rounding.

(1)	Cash costs are a non-GAAP measure. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.

(2)	Morococha data represents Pan American's 92.3% interest in the mine's production.

(3)	San Vicente data represents Pan American's 95.0% interest in the mine's production.

By-Product Results

Production	Three months ended June 30,
	2017	2016
Gold - ounces '000s ("koz")	37.7	48.4
Zinc - tonnes '000s ("kt")	13.7	12.7
Lead - kt	5.5	5.0
Copper - kt	3.5	4.4

Average Market Metal Prices	Three months ended June 30,
	2017	2016
Gold $/ounce	1,257	1,260
Zinc $/tonne	2,596	1,918
Lead $/tonne	2,161	1,719
Copper $/tonne	5,662	4,729

PAN AMERICAN SILVER CORP. 4

2017 Guidance revised
Pan American has revised the estimates provided in its press release dated January 12, 2017, for Cash Costs, AISCSOS and project capital in 2017 while maintaining its estimates for sustaining capital and production.

Silver production for H1 2017 of 12.5 million ounces was on track to achieve our targeted range of 24.5 to 26.0 million ounces for 2017. Gold production was 75.4 thousand ounces in H1 2017, and given the higher anticipated production for the remainder of the year at Dolores, management reaffirms the 2017 annual gold production guidance of 155.0 to 165.0 thousand ounces. Zinc, lead and copper production during H1 2017 were within management's expectations based on current mine plans, and management has reaffirmed its 2017 annual guidance for zinc, lead and copper production.

The Company has revised its estimate for 2017 project capital to a range of $73.5 million to $78.5 million. The increase reflects an additional approximately $5 million to complete the Dolores expansion and new investment of $11.0 million to $12.5 million to advance development of the recently acquired Joaquin and COSE projects in Argentina, partially offset by slightly lower project capital at La Colorada.

The following table provides Pan American's revised Guidance for 2017:

	Revised 2017 Guidance as at Aug. 9, 2017	Original 2017 Guidance as at Jan. 12, 2017
Silver production (million ounces)	24.5 - 26.0	24.5 - 26.0
Gold production (thousand ounces)	155 - 165	155 - 165
Zinc production (thousand tonnes)	56.5 - 58.5	56.5 - 58.5
Lead production (thousand tonnes)	19.0 - 20.0	19.0 - 20.0
Copper production (thousand tonnes)	8.8 - 9.3	8.8 - 9.3
Cash Costs(1)($/ounce)	5.50 - 6.50	6.45 - 7.45
Sustaining capital ($ millions)	82 - 88	82 - 88
Project capital ($ millions)(2)	73.5 - 78.5	58 - 62
AISCSOS(1) ($/ounce)	10.50 - 11.50	11.50 - 12.90

(1)	Cash Costs and AISCSOS are non-GAAP measures. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this news release for further information on these measures.

(2)
Project capital relates to development of the Joaquin and COSE projects, and the current mine expansions at La Colorada and Dolores; 2017 is expected to be the final year of spending on the La Colorada and Dolores mine expansions.

The following table provides the price and foreign exchange rate assumptions used for the second half of the year to forecast total Cash Costs and AISCSOS in the Guidance for the full year of 2017:

2nd Half 2017 Forecast Metal prices
Silver ($/ounce)	16.50
Gold ($/ounce)	1,200
Zinc ($/tonne)	2,700
Lead ($/tonne)	2,200
Copper ($/tonne)	5,700
Average annual exchange rates relative to 1 USD
Mexican peso	20.00
Peruvian sol	3.30
Argentine peso	17.05
Bolivian boliviano	7.00

PAN AMERICAN SILVER CORP. 5

Further details on the Company's 2017 Guidance, including forecasts per mine, are provided in the "Operating Outlook for 2017" section of Pan American's Management Discussion and Analysis for the period ended June 30, 2017.

Technical information contained in this news release with respect to Pan American has been reviewed and approved by Martin Wafforn, P.Eng., Senior Vice President, Technical Services & Process Optimization, who is the Company's Qualified Person for the purposes of National Instrument 43-101. For additional information about the Company's material mineral properties, please refer to the Company's Annual Information Form dated March 22, 2017, filed at www.sedar.com. For further technical information relating to the La Colorada and Dolores expansion projects, please refer to the National Instrument 43-101 technical reports entitled “Technical Report - Preliminary Economic Analysis for the Expansion of the La Colorada Mine, Zacatecas, Mexico,” with an effective date of December 31, 2013, and “Technical Report for the Dolores Property, Chihuahua, Mexico”, with an effective date of December 31, 2016, both of which are filed on SEDAR at www.sedar.com and available on the Company's website. The results of the preliminary economic assessments at La Colorada, Dolores and COSE are preliminary in nature, in that they include inferred mineral resources that are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the assessment will be realized. Mineral resources that are not mineral reserves have no demonstrated economic viability.

Second Quarter 2017 Unaudited Results Conference Call and Webcast

Date:	Thursday, August 10, 2017
Time:	11:00 am ET (8:00 am PT)
Dial-in numbers:	1-800-319-4610 (toll-free in Canada and the U.S.)
+1-604-638-5340 (international participants)
A live and archived webcast and presentation slides will be available on the Company’s website at www.panamericansilver.com.

About Pan American Silver
Pan American Silver Corp. is one of the world’s largest primary silver producers, providing investors with enhanced exposure to silver through low-cost operations. Founded in 1994, Pan American is recognized for its operating expertise, prudent financial management and commitment to responsible development.  The Company is headquartered in Vancouver, B.C. and owns and operates six mines in Mexico, Peru, Argentina and Bolivia. Our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".

For more information, visit: www.panamericansilver.com.

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

Alternative Performance (Non-GAAP) Measures
In this press release we refer to measures that are not generally accepted accounting principle ("non-GAAP") financial measures. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning as prescribed by IFRS as an indicator of performance, and may differ from methods used by other companies with similar descriptions. These non-GAAP financial measures include:

•
Cash costs per payable ounce of silver, net of by-product credits ("cash costs"). The Company's method of calculating cash costs may differ from the methods used by other entities and, accordingly, the Company's cash costs may not be comparable to similarly titled measures used by other entities. Investors are cautioned that

PAN AMERICAN SILVER CORP. 6

cash costs should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance.

•
Adjusted earnings and adjusted earnings per share. The Company believes that these measures better reflect normalized earnings as they eliminate items that in management's judgement are subject to volatility as a result of factors which are unrelated to operations in the period, and/or relate to items that will settle in future periods.

•
All-in sustaining costs per silver ounce sold ("AISCSOS"). The Company has adopted AISCSOS as a measure of its consolidated operating performance and its ability to generate cash from all operations collectively, and the Company believes it is a more comprehensive measure of the cost of operating our consolidated business than traditional cash costs per payable ounce, as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company's consolidated earnings and cash flow.

•
Total debt is calculated as the total current and non-current portions of: long-term debt; finance lease liabilities; and loans payable. Total debt does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the financial debt leverage of the Company.

Readers should refer to the "Alternative Performance (non-GAAP) Measures" section of Pan American's Management's Discussion and Analysis for the period ended June 30, 2017, for a more detailed discussion of these and other non-GAAP measures and their calculation.

Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: future financial or operational performance, including our estimated production of silver, gold and other metals in 2017 and beyond, our estimated Cash Costs and AISCSOS in 2017 and beyond, and expectations with respect to operating margins; the ability of the Company to successfully complete any capital investment programs and projects, including whether on time, or on or below budget, and the success, expected economic or operational results derived from those programs and projects, and the impacts of any such programs and projects on the Company, including with respect to production, associated operational efficiencies and economic returns; the election by the Company and its ability to successfully complete the acquisition of the COSE project; the realization of benefits from any transactions, including the Joaquin and COSE transactions, and the financial and operational impacts of any such transactions on the Company; and the approval or the amount of any future cash dividends.

These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: tonnage of ore to be mined and processed; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the Canadian Dollar, Peruvian Sol, Mexican Peso, Argentine Peso and Bolivian Boliviano versus the U.S. Dollar); operational risks and hazards

PAN AMERICAN SILVER CORP. 7

inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; legal restrictions relating to mining, including in Chubut, Argentina; risks relating to expropriation; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption "Risks Related to Pan American's Business" in the Company's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

Cautionary Note to US Investors Concerning Estimates of Mineral Reserves and Resources
This news release has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral reserve and resource estimates included in this news release have been disclosed in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (‘‘NI 43-101’’) and the Canadian Institute of Mining, Metallurgy and Petroleum definition standards. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and information concerning mineralization, deposits, mineral reserve and resource information contained or referred to herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this news release uses the terms ‘‘measured resources’’, ‘‘indicated resources’’ and ‘‘inferred resources’’. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. The requirements of NI 43-101 for identification of ‘‘reserves’’ are not the same as those of the SEC, and reserves reported by Pan American in compliance with NI 43-101 may not qualify as ‘‘reserves’’ under SEC standards. Under U.S. standards, mineralization may not be classified as a ‘‘reserve’’ unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part of a “measured resource” or “indicated resource” will ever be converted into a “reserve”. U.S. investors should also understand that “inferred resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of “inferred resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian securities laws, estimated “inferred resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian securities laws. However, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade, without reference to unit measures. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

PAN AMERICAN SILVER CORP. 8